# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aspen Insurance Holdings Limited, CIK 0001267395
CUSIP: G05384501
Title of class of securities: Class A Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: 141 Front Street, Hamilton, Bermuda (D0), HM 19
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001449433

## Reporting persons
- Apollo Management Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 75,418,220; sole dispositive power 0; shared dispositive power 75,418,220; aggregate amount beneficially owned 75,418,220 (82.1% of the class)
- AP Highlands Co-Invest, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 28,610,563; sole dispositive power 0; shared dispositive power 28,610,563; aggregate amount beneficially owned 28,610,563 (31.2% of the class); the aggregate amount excludes certain shares
- Apollo Advisors IX (EH), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 28,610,563; sole dispositive power 0; shared dispositive power 28,610,563; aggregate amount beneficially owned 28,610,563 (31.2% of the class); the aggregate amount excludes certain shares
- Apollo Advisors IX (EH-GP), LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 28,610,563; sole dispositive power 0; shared dispositive power 28,610,563; aggregate amount beneficially owned 28,610,563 (31.2% of the class); the aggregate amount excludes certain shares
- Apollo Co-Investment Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 28,610,563; sole dispositive power 0; shared dispositive power 28,610,563; aggregate amount beneficially owned 28,610,563 (31.2% of the class); the aggregate amount excludes certain shares
- Apollo Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 28,610,563; sole dispositive power 0; shared dispositive power 28,610,563; aggregate amount beneficially owned 28,610,563 (31.2% of the class); the aggregate amount excludes certain shares
- Apollo Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 28,610,563; sole dispositive power 0; shared dispositive power 28,610,563; aggregate amount beneficially owned 28,610,563 (31.2% of the class); the aggregate amount excludes certain shares
- Apollo Investment Fund IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,209,587; sole dispositive power 0; shared dispositive power 20,209,587; aggregate amount beneficially owned 20,209,587 (22% of the class); the aggregate amount excludes certain shares
- Apollo Overseas Partners (Delaware 892) IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,795,043; sole dispositive power 0; shared dispositive power 11,795,043; aggregate amount beneficially owned 11,795,043 (12.8% of the class); the aggregate amount excludes certain shares
- Apollo Overseas Partners (Delaware) IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,098,066; sole dispositive power 0; shared dispositive power 4,098,066; aggregate amount beneficially owned 4,098,066 (4.5% of the class); the aggregate amount excludes certain shares
- Apollo Overseas Partners (Lux) IX, SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 2,943,970; sole dispositive power 0; shared dispositive power 2,943,970; aggregate amount beneficially owned 2,943,970 (3.2% of the class); the aggregate amount excludes certain shares
- Apollo Overseas Partners (Lux) IX GP, S.a r.l.: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 2,943,970; sole dispositive power 0; shared dispositive power 2,943,970; aggregate amount beneficially owned 2,943,970 (3.2% of the class); the aggregate amount excludes certain shares
- Apollo Overseas Partners IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 7,760,991; sole dispositive power 0; shared dispositive power 7,760,991; aggregate amount beneficially owned 7,760,991 (8.5% of the class); the aggregate amount excludes certain shares
- Apollo Advisors IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 46,807,657; sole dispositive power 0; shared dispositive power 46,807,657; aggregate amount beneficially owned 46,807,657 (51% of the class); the aggregate amount excludes certain shares
- Apollo Capital Management IX, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 46,807,657; sole dispositive power 0; shared dispositive power 46,807,657; aggregate amount beneficially owned 46,807,657 (51% of the class); the aggregate amount excludes certain shares
- Apollo Management IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 46,807,657; sole dispositive power 0; shared dispositive power 46,807,657; aggregate amount beneficially owned 46,807,657 (51% of the class); the aggregate amount excludes certain shares
- AIF IX Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 46,807,657; sole dispositive power 0; shared dispositive power 46,807,657; aggregate amount beneficially owned 46,807,657 (51% of the class); the aggregate amount excludes certain shares
- Apollo Management Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 75,418,220; sole dispositive power 0; shared dispositive power 75,418,220; aggregate amount beneficially owned 75,418,220 (82.1% of the class)

## Item 1. Issuer
Name of issuer: Aspen Insurance Holdings Limited
Address of issuer's principal executive offices: 141 Front Street Hamilton, D0, HM 19

## Item 2. Person Filing
Name of person filing:
This statement is filed by (i) AP Highlands Co-Invest, L.P. ("AP Highlands"); (ii) Apollo Advisors IX (EH), L.P. ("Advisors IX (EH)"); (iii) Apollo Advisors IX (EH-GP), LLC ("Advisors IX (EH-GP)"); (iv) Apollo Co-Investment Management, LLC ("Co-Invest Management"); (v) Apollo Management, L.P. ("Management LP"); (vi) Apollo Management GP, LLC ("Management GP"); (vii) Apollo Investment Fund IX, L.P. ("Investment Fund IX"); (viii) Apollo Advisors IX, L.P. ("Advisors IX"); (ix) Apollo Capital Management IX, LLC ("Capital Management"); (x) Apollo Management IX, L.P. ("Management IX"); (xi) AIF IX Management, LLC ("AIF IX Management"); (xii) Apollo Overseas Partners (Delaware 892) IX, L.P. ("Overseas Partners (Delaware 892)"); (xiii) Apollo Overseas Partners (Delaware) IX, L.P. ("Overseas Partners (Delaware)"); (xiv) Apollo Overseas Partners (Lux) IX, SCSp ("Overseas Partners (Lux)"); (xv) Apollo Overseas Partners (Lux) IX GP, S.a r.l. ("Overseas Partners (Lux) IX GP"); (xvi) Apollo Overseas Partners IX, L.P. ("Overseas Partners IX"); (xvii) Apollo Management Holdings, L.P. ("Management Holdings"); and (xviii) Apollo Management Holdings GP, LLC ("Management Holdings GP"). The foregoing are collectively referred to herein as the "Reporting Persons."

AP Highlands, Investment Fund IX, Overseas Partners (Delaware 892), Overseas Partners (Delaware), Overseas Partners (Lux), and Overseas Partners IX each hold securities of the Issuer.

Advisors IX (EH) serves as the general partner of AP Highlands. Advisors IX (EH-GP) serves as the general partner of Advisors IX (EH). Co-Invest Management serves as the investment manager of AP Highlands. Management LP is the sole member of Co-Invest Management. Management GP serves as the general partner of Management LP.

Advisors IX serves as the general partner of Investment Fund IX, Overseas Partners (Delaware 892), Overseas Partners (Delaware), and Overseas Partners IX, and serves as the sole shareholder of Overseas Partners (Lux) IX GP. Capital Management serves as the general partner of Advisors IX. Management IX serves as the investment manager of Investment Fund IX. AIF IX Management serves as the general partner of Management IX. Overseas Partners (Lux) IX GP serves as the general partner of Overseas Partners (Lux).

Management Holdings serves as the sole member of AIF IX Management. Management Holdings GP serves as the general partner of Management Holdings.
Address of principal business office or, if none, residence: The principal office of each of AP Highlands, Advisors IX (EH), Advisors IX (EH-GP), Advisors IX, and Overseas Partners IX is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands. The principal office of each of Co-Invest Management, Management LP, Management GP, Management Holdings, Management Holdings GP, Investment Fund IX, Capital Management, Management IX, AIF IX Management, Overseas Partners (Delaware 892), and Overseas Partners (Delaware) is 9 W. 57th Street, 41st Floor, New York, New York 10019. The principal office of Overseas Partners (Lux) and Overseas Partners (Lux) IX GP is c/o AMI (Luxembourg) S.a r.l., 2, Avenue Charles de Gaulle, Le Dome Building (3rd floor), Luxembourg L-1653, Luxembourg.
Citizenship: AP Highlands, Advisors IX (EH), Advisors IX, and Overseas Partners IX are each a Cayman Islands exempted limited partnership. Advisors IX (EH-GP) is an exempted company incorporated in the Cayman Islands with limited liability. Co-Invest Management, Management GP, Management Holdings GP, Capital Management, and AIF IX Management are each a Delaware limited liability company. Management LP, Management Holdings, Investment Fund IX, Management IX, Overseas Partners (Delaware 892), and Overseas Partners (Delaware) are each a Delaware limited partnership. Overseas Partners (Lux) is a Luxembourg special limited partnership. Overseas Partners (Lux) IX GP is a Luxembourg private limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
AP Highlands 28,610,563
Advisors IX (EH) 28,610,563
Advisors IX (EH-GP) 28,610,563
Co-Invest Management 28,610,563
Management LP 28,610,563
Management GP 28,610,563
Overseas Partners (Delaware 892) 11,795,043
Overseas Partners (Delaware) 4,098,066
Overseas Partners (Lux) 2,943,970
Overseas Partners (Lux) IX GP 2,943,970
Overseas Partners IX 7,760,991
Investment Fund IX 20,209,587
Advisors IX 46,807,657
Capital Management 46,807,657
Management IX 46,807,657
AIF IX Management 46,807,657
Management Holdings 75,418,220
Management Holdings GP 75,418,220

Advisors IX (EH), Advisors IX (EH-GP), Co-Invest Management, Management LP, Management GP, Overseas Partners (Lux) IX GP, Advisors IX, Capital Management, Management IX, AIF IX Management, Management Holdings, and Management Holdings GP each disclaim beneficial ownership of all shares of Ordinary Shares included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Percent of class:
AP Highlands 31.2%
Advisors IX (EH) 31.2%
Advisors IX (EH-GP) 31.2%
Co-Invest Management 31.2%
Management LP 31.2%
Management GP 31.2%
Overseas Partners (Delaware 892) 12.8%
Overseas Partners (Delaware) 4.5%
Overseas Partners (Lux) 3.2%
Overseas Partners (Lux) IX GP 3.2%
Overseas Partners IX 8.5%
Investment Fund IX 22.0%
Advisors IX 51.0%
Capital Management 51.0%
Management IX 51.0%
AIF IX Management 51.0%
Management Holdings 82.1%
Management Holdings GP 82.1%

The percentages are based on 91,838,366 shares of Ordinary Shares outstanding as of June 30, 2025, as disclosed in the Issuer's Form 6-K filed on August 13, 2025.
Sole power to vote or to direct the vote: 0 for all Reporting Persons
Shared power to vote or to direct the vote:
AP Highlands 28,610,563
Advisors IX (EH) 28,610,563
Advisors IX (EH-GP) 28,610,563
Co-Invest Management 28,610,563
Management LP 28,610,563
Management GP 28,610,563
Overseas Partners (Delaware 892) 11,795,043
Overseas Partners (Delaware) 4,098,066
Overseas Partners (Lux) 2,943,970
Overseas Partners (Lux) IX GP 2,943,970
Overseas Partners IX 7,760,991
Investment Fund IX 20,209,587
Advisors IX 46,807,657
Capital Management 46,807,657
Management IX 46,807,657
AIF IX Management 46,807,657
Management Holdings 75,418,220
Management Holdings GP 75,418,220
Sole power to dispose or to direct the disposition: 0 for all Reporting Persons
Shared power to dispose or to direct the disposition:
AP Highlands 28,610,563
Advisors IX (EH) 28,610,563
Advisors IX (EH-GP) 28,610,563
Co-Invest Management 28,610,563
Management LP 28,610,563
Management GP 28,610,563
Overseas Partners (Delaware 892) 11,795,043
Overseas Partners (Delaware) 4,098,066
Overseas Partners (Lux) 2,943,970
Overseas Partners (Lux) IX GP 2,943,970
Overseas Partners IX 7,760,991
Investment Fund IX 20,209,587
Advisors IX 46,807,657
Capital Management 46,807,657
Management IX 46,807,657
AIF IX Management 46,807,657
Management Holdings 75,418,220
Management Holdings GP 75,418,220

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement

## Signatures
- Apollo Management Holdings GP, LLC: /s/ James Elworth, James Elworth, Vice President (08/18/2025)
- AP Highlands Co-Invest, L.P.: Apollo Co-Investment Management, LLC, Investment Manager (08/18/2025)
- AP Highlands Co-Invest, L.P.: /s/ James Elworth, James Elworth, Vice President (08/18/2025)
- Apollo Advisors IX (EH), L.P.: Apollo Advisors IX (EH-GP), LLC, General Partner (08/18/2025)
- Apollo Advisors IX (EH), L.P.: /s/ James Elworth, James Elworth, Vice President (08/18/2025)
- Apollo Advisors IX (EH-GP), LLC: /s/ James Elworth, James Elworth, Vice President (08/18/2025)
- Apollo Co-Investment Management, LLC: /s/ James Elworth, James Elworth, Vice President (08/18/2025)
- Apollo Management, L.P.: Apollo Management GP, LLC, General Partner (08/18/2025)
- Apollo Management, L.P.: /s/ James Elworth, James Elworth, Vice President (08/18/2025)
- Apollo Management GP, LLC: /s/ James Elworth, James Elworth, Vice President (08/18/2025)
- Apollo Investment Fund IX, L.P.: Apollo Advisors IX, L.P., General Partner (08/18/2025)
- Apollo Investment Fund IX, L.P.: Apollo Capital Management IX, LLC, General Partner (08/18/2025)
- Apollo Investment Fund IX, L.P.: /s/ James Elworth, James Elworth, Vice President (08/18/2025)
- Apollo Overseas Partners (Delaware 892) IX, L.P.: Apollo Advisors IX, L.P., General Partner (08/18/2025)
- Apollo Overseas Partners (Delaware 892) IX, L.P.: Apollo Capital Management IX, LLC, General Partner (08/18/2025)
- Apollo Overseas Partners (Delaware 892) IX, L.P.: /s/ James Elworth, James Elworth, Vice President (08/18/2025)
- Apollo Overseas Partners (Delaware) IX, L.P.: Apollo Advisors IX, L.P., General Partner (08/18/2025)
- Apollo Overseas Partners (Delaware) IX, L.P.: Apollo Capital Management IX, LLC, General Partner (08/18/2025)
- Apollo Overseas Partners (Delaware) IX, L.P.: /s/ James Elworth, James Elworth, Vice President (08/18/2025)
- Apollo Overseas Partners (Lux) IX, SCSp: Apollo Overseas Partners (Lux) IX GP, S.a r.l., General Partner (08/18/2025)
- Apollo Overseas Partners (Lux) IX, SCSp: Apollo Capital Management IX, LLC, General Partner (08/18/2025)
- Apollo Overseas Partners (Lux) IX, SCSp: /s/ James Elworth, James Elworth, Vice President (08/18/2025)
- Apollo Overseas Partners (Lux) IX GP, S.a r.l.: Apollo Advisors IX, L.P., Sole Shareholder (08/18/2025)
- Apollo Overseas Partners (Lux) IX GP, S.a r.l.: Apollo Capital Management IX, LLC, General Partner (08/18/2025)
- Apollo Overseas Partners (Lux) IX GP, S.a r.l.: /s/ James Elworth, James Elworth, Vice President (08/18/2025)
- Apollo Overseas Partners IX, L.P.: Apollo Advisors IX, L.P., General Partner (08/18/2025)
- Apollo Overseas Partners IX, L.P.: Apollo Capital Management IX, LLC, General Partner (08/18/2025)
- Apollo Overseas Partners IX, L.P.: /s/ James Elworth, James Elworth, Vice President (08/18/2025)
- Apollo Advisors IX, L.P.: Apollo Capital Management IX, LLC, General Partner (08/18/2025)
- Apollo Advisors IX, L.P.: /s/ James Elworth, James Elworth, Vice President (08/18/2025)
- Apollo Capital Management IX, LLC: /s/ James Elworth, James Elworth, Vice President (08/18/2025)
- Apollo Management IX, L.P.: AIF IX Management, LLC, General Partner (08/18/2025)
- Apollo Management IX, L.P.: Apollo Management Holdings, L.P., Sole Member (08/18/2025)
- Apollo Management IX, L.P.: Apollo Management GP, LLC, General Partner (08/18/2025)
- Apollo Management IX, L.P.: /s/ James Elworth, James Elworth, Vice President (08/18/2025)
- AIF IX Management, LLC: Apollo Management Holdings, L.P., Sole Member (08/18/2025)
- AIF IX Management, LLC: Apollo Management GP, LLC, General Partner (08/18/2025)
- AIF IX Management, LLC: /s/ James Elworth, James Elworth, Vice President (08/18/2025)
- Apollo Management Holdings, L.P.: Apollo Management Holdings GP, LLC, General Partner (08/18/2025)
- Apollo Management Holdings, L.P.: /s/ James Elworth, James Elworth, Vice President (08/18/2025)